Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-220257

Sempra Energy

Pricing Term Sheet

January 4, 2018

Concurrent Offerings of

23,364,486 Shares of Common Stock

(the “Common Stock Offering”)

and

15,000,000 Shares of 6% Mandatory Convertible Preferred Stock, Series A

(the “Mandatory Convertible Preferred Stock Offering”)

This pricing term sheet relates only to the securities described below and should be read together with (i) Sempra Energy’s preliminary prospectus supplement dated January 2, 2018 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated January 2, 2018 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated January 2, 2018 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), the accompanying prospectus dated January 2, 2018 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering). Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other offering. Terms used in this pricing term sheet that are not defined herein but that are defined in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable, have the respective meanings given to such terms in such Preliminary Prospectus Supplement.

Issuer:	Sempra Energy

Trade Date:	January 5, 2018

Expected Settlement Date:	January 9, 2018 (T+2)

Common Stock Offering

Shares of Common Stock Offered by Forward Sellers:	23,364,486 shares of common stock, no par value (“Common Stock”), of Sempra Energy

Shares of Common Stock that the Underwriters have the Option to Purchase from Sempra Energy:	Up to 3,504,672 shares of Common Stock that the underwriters for the Common Stock Offering have the option to purchase from Sempra Energy, solely to cover over-allotments, if any.

Symbol / Exchange:	SRE / NYSE

Last Reported Sale Price of Common Stock on the NYSE on January 4, 2018:	$107.42 per share

Public Offering Price:	$107.00 per share

Forward Sale Agreements:	Sempra Energy will agree to sell an aggregate of 23,364,486 shares (subject to adjustment) of Common Stock to the forward purchasers pursuant to forward sale agreements between Sempra Energy and the respective forward purchasers. See the Common Stock Preliminary Prospectus Supplement for additional information concerning the forward sale agreements, including provisions for adjustment to the foregoing number of shares and the forward sale price and for net share settlement and cash settlement.

Initial Forward Sale Price:	$105.074 per share, which is the public offering price of the shares of Common Stock in the Common Stock Offering less the underwriting discount. The forward sale agreements provide that the initial forward sale price will be subject to adjustment based on a floating interest rate factor equal to the overnight bank funding rate less a spread, and will be subject to decrease on each of certain dates specified in the forward sale agreements.

Net Proceeds:	Sempra Energy will not initially receive any proceeds from the sale of shares of its Common Stock offered in the Common Stock Offering, unless (i) an event occurs that requires it to sell such shares to the underwriters in lieu of the forward sellers selling such shares to the underwriters, or (ii) the underwriters exercise their over-allotment option to purchase additional shares of its Common Stock, in which case Sempra Energy will sell all of the additional shares of its Common Stock covered by such option to the underwriters rather than requiring the forward sellers to borrow and sell such additional shares to the underwriters.

Sempra Energy estimates that the net proceeds to it from the sale of shares of its Common Stock in connection with the Common Stock Offering and pursuant to the forward sale agreements will be approximately $2.455 billion (or approximately $2.823 billion if the underwriters exercise their over-allotment option to purchase additional shares of its Common Stock directly from it in full), in each case after deducting discounts but before deducting expenses payable by it, subject to certain adjustments pursuant to the forward sale agreements and assuming full physical settlement of the forward sale agreements at the initial forward sale price per share set forth above. As discussed above and in the Common Stock Preliminary Prospectus Supplement, the forward sale price is subject to adjustment pursuant to the forward sale agreements and Sempra Energy may elect net share settlement or cash settlement under the forward sale agreements. Sempra Energy will not receive any proceeds under the forward sale agreements on the closing date of the Common Stock Offering. Sempra Energy expects that the forward sale agreements will settle in multiple settlements on or prior to December 15, 2019.

CUSIP / ISIN:	816851109 / US8168511090

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Barclays Capital Inc.

Co-Managers:	BBVA Securities Inc.
HSBC Securities (USA) Inc.
Santander Investment Securities Inc.
SG Americas Securities, LLC

Mandatory Convertible Preferred Stock Offering

Title of Securities:	6% Mandatory Convertible Preferred Stock, Series A, of Sempra Energy (the “Mandatory Convertible Preferred Stock”)

Shares of Mandatory Convertible Preferred Stock Offered by Sempra Energy:	15,000,000 shares

Shares of Mandatory Convertible Preferred Stock that the Underwriters Have the Option to Purchase from Sempra Energy:	Up to an additional 2,250,000 shares that the underwriters for the Mandatory Convertible Preferred Stock Offering have the option to purchase, solely to cover over-allotments, if any.

Public Offering Price:	$100.00 per share

Net Proceeds:	Sempra Energy estimates that the net proceeds to it from the Mandatory Convertible Preferred Stock Offering after deducting the underwriting discount but before deducting estimated offering expenses payable by it, will be $1.473 billion (or approximately $1.694 billion if the underwriters for the Mandatory Convertible Preferred Stock Offering exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

Liquidation Preference:	$100.00 per share

Dividends:	6% of the liquidation preference of $100.00 per share of the Mandatory Convertible Preferred Stock per year (equivalent to $6.00 per annum per share), when, as and if declared by Sempra Energy’s board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of shares of Sempra Energy’s Common Stock or any combination of cash and shares of Common Stock, as determined by Sempra Energy in its sole discretion. The expected dividend payable on the first dividend payment date is $1.60 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend for a full dividend period is expected to be $1.50 per share of the Mandatory Convertible Preferred Stock.

If Sempra Energy elects to make any such payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at the average VWAP per share of Common Stock over the five consecutive trading day period beginning on and including the sixth scheduled trading day prior to the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of shares of Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price. To the extent that the amount of any declared dividend exceeds the product of (x) the number of shares of Sempra Energy’s Common Stock delivered in connection with such dividend and (y) 97% of the average price applicable to such dividend, Sempra Energy will, if it is legally able to do so, pay such excess amount in cash.

Floor Price:	$37.45, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2018 and to, and including, January 15, 2021.

Dividend Record Dates:	The January 1, April 1, July 1 and October 1 immediately preceding the next dividend payment date.

Acquisition Termination Redemption:

If the proposed Merger has not closed on or before 5:00 p.m. (New York City time) on December 1, 2018 or if an Acquisition Termination Event occurs, Sempra Energy may, at its option, give notice of acquisition termination redemption to the holders of the Mandatory Convertible Preferred Stock. If Sempra Energy provides such notice, then, on the acquisition termination redemption date, Sempra Energy will be required to redeem the Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption amount per share of Mandatory Convertible Preferred Stock equal to the acquisition termination make-whole amount described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. If Sempra Energy calls the Mandatory Convertible Preferred Stock for redemption, it will pay a redemption price equal to the acquisition termination make-whole amount in cash. However, if the acquisition termination share price exceeds the initial price, then, subject to certain limitations, Sempra Energy may pay part or all of the redemption price in shares of its Common Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Initial Price:	$107.00, which equals the per share public offering price of the Common Stock in the Common Stock Offering.

Threshold Appreciation Price:	$131.075, which represents an appreciation of 22.5% over the initial price.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding January 15, 2021. The mandatory conversion date is expected to be January 15, 2021.

Conversion Rate:	Upon conversion on the mandatory conversion date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 0.9345 shares of Common Stock (the “maximum conversion rate”) and not less than 0.7629 shares of Common Stock (the “minimum conversion rate”), depending on the applicable market value of the Common Stock, as described in, and subject to certain anti-dilution adjustments that are described in, the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion rate (number of shares
of Common Stock to be received
Applicable Market Value	upon conversion of each share of the
of the Common Stock	Mandatory Convertible Preferred Stock)
Greater than $131.075 (which is the threshold appreciation price)	0.7629 shares (approximately equal to $100.00 divided by the threshold appreciation price)

Equal to or less than $131.075 but greater than or equal to $107.00	Between 0.7629 and 0.9345 shares, determined by dividing $100.00 by the applicable market value of the Common Stock

Less than $107.00 (which is the initial price)	0.9345 shares (approximately equal to $100.00 divided by the initial price)

Conversion at the Option of the Holder:

At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (as defined below), holders of the Mandatory Convertible Preferred Stock have the right to elect to convert their shares of the Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the minimum conversion rate of 0.7629 shares of Common Stock per share of the Mandatory Convertible Preferred Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. This minimum conversion rate is subject to certain anti-dilution adjustments as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-Whole Amount:

If a fundamental change occurs on or prior to January 15, 2021, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the fundamental change conversion rate (as defined below) during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change (the “effective date”) and ending on the date that is 20 calendar days after such effective date (or, if earlier, January 15, 2021). The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price (the “share price”) paid or deemed paid per share of Common Stock in such fundamental change (see table below). Holders who convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will also receive: (1) a “fundamental change dividend make-whole amount,” in cash or in shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 6% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any accumulated dividend amount) from such effective date to, but excluding, January 15, 2021; and (2) to the extent that the accumulated dividend amount exists as of the effective date, such accumulated dividend amount, in cash or in shares of Common Stock or any combination thereof, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Fundamental Change Conversion Rate:

The “fundamental change conversion rate” will be determined by reference to the table below and is based on the effective date and the share price. If the holders of Common Stock receive only cash in the fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average VWAP per share of Common Stock over the 10 consecutive trading day period ending on, and including, the trading day preceding the effective date.

The share prices set forth in the first row of the table (i.e., the column headers), and each fundamental change conversion rate in the table, will be adjusted as of any date on which the fixed conversion rates of the Mandatory Convertible Preferred Stock are adjusted, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per share of the Mandatory Convertible Preferred Stock for each share price and effective date set forth below.

	Share Price
Effective Date	$30.00	$60.00	$80.00	$107.00	$115.00	$125.00	$131.075	$150.00	$175.00	$200.00	$300.00	$400.00
January 9, 2018	0.8451	0.8359	0.8181	0.7796	0.7663	0.7501	0.7413	0.7216	0.7111	0.7093	0.7143	0.7311
January 15, 2019	0.8742	0.8685	0.8553	0.8124	0.7949	0.7732	0.7612	0.7367	0.7316	0.7326	0.7387	0.7581
January 15, 2020	0.9041	0.9036	0.8982	0.8533	0.8277	0.7949	0.7783	0.7541	0.7548	0.7574	0.7638	0.7858
January 15, 2021	0.9345	0.9345	0.9345	0.9345	0.8695	0.8000	0.7629	0.7629	0.7629	0.7629	0.7629	0.7629

The exact share price and effective date may not be set forth in the table, in which case:

•	if the share price is between two share price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365- or 366-day year, as applicable;

•	if the share price is in excess of $400.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate; and

•	if the share price is less than $30.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the maximum conversion rate.

Listing:	Sempra Energy intends to apply to have the Mandatory Convertible Preferred Stock listed on The New York Stock Exchange under the symbol “SREPRA.”

CUSIP / ISIN:	816851 406 / US8168514060

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Barclays Capital Inc.

Co-Managers:	BBVA Securities Inc.
HSBC Securities (USA) Inc.
Santander Investment Securities Inc.
SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplements referred to above and other documents the issuer has filed with the SEC for more complete information about the issuer and the applicable offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the prospectus and the applicable preliminary prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649, by calling RBC Capital Markets, LLC toll-free at (877) 822-4098, or by calling Barclays Capital Inc. at (888) 603-5847.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.